Exhibit 99.1

Alexco to Release Second Quarter 2018 Results on August 13, 2018

VANCOUVER, July 24, 2018 /CNW/ - Alexco Resource Corp. (NYSE American: AXU) (TSX: AXR) today advises that it will release its second quarter 2018 financial results after market close on Monday, August 13, 2018 followed by an audio webcast conference call to review those results at 10:30 a.m. Eastern (7:30 a.m. Pacific) on Tuesday, August 14, 2018. To participate in the live call, please use one of the following methods:

Dial toll free from Canada or the US:	1-800-319-4610
Dial from outside Canada or the US:	1-604-638-5340
Confirmation Code#:	Ask to join the Alexco conference call
Live audio webcast:	http://services.choruscall.ca/links/alexcoq220180814.html

Participants should connect five to ten minutes before the call.

The conference call will be recorded and an archived audio webcast will be available at www.alexcoresource.com.

About Alexco

Alexco owns 100% of the high-grade Keno Hill Silver District in Canada's Yukon Territory. Alexco published an updated Preliminary Economic Assessment in March 2017, which anticipates the sequential development of four high grade silver deposits over an eight year mine life producing more than one million tonnes with an average grade of 843 grams per tonne silver, 3.3% lead and 4.6% zinc. Silver production is anticipated to be approximately 3.5 million ounces per year.

Alexco also operates a wholly-owned subsidiary business, Alexco Environmental Group, that provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients in North America and elsewhere.

Please visit the Alexco website at www.alexcoresource.com

Some statements ("forward-looking statements") in this news release contain forward-looking information concerning the Company's anticipated results and developments in the Company's operations in future periods, made as of the date of this news release. Forward-looking statements may include, but are not limited to, statements with respect to the timing of activities and reports.  Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

View original content:http://www.prnewswire.com/news-releases/alexco-to-release-second-quarter-2018-results-on-august-13-2018-300685342.html

SOURCE Alexco Resource Corp.

View original content: http://www.newswire.ca/en/releases/archive/July2018/24/c8673.html

%CIK: 0001364128

For further information: Clynton R. Nauman, Executive Chairman and Chief Executive Officer, Lisa May, Director of Investor Relations, Phone: (778) 945-6577, Email: lmay@alexcoresource.com

CO: Alexco Resource Corp.

CNW 04:00e 24-JUL-18